Oilsands Quest Inc.
800, 326 - 11th Avenue SW
Calgary, Alberta
T2R 0C5

May 16, 2011

CONFIDENTIAL

VIA EDGAR

Ms. Tracie Towner
United States Securities and Exchange Commission
Division of Corporate Finance
Washington, DC 20549

Re: Oilsands Quest Inc.
Form 10-K for Fiscal Year Ended April 30, 2010
Filed July 13, 2010
Response Letter dated March 4, 2011
File No. 1-32994

Dear Ms. Towner:

This letter responds to the first comment of the staff of the Division of Corporation Finance of the Securities and Exchange Commission communicated to us in your letter dated February 7, 2011. Responses to the remaining comments were included in our response letter dated March 4, 2011. Following is our response to the first comment in your letter.

Form 10-K for Fiscal Year ended April 30, 2010

Financial Statements, page 47

Report of Independent Registered Accounting Firm, page 48

1.
We note you include cumulative inception-to-date information in your financial statements, and your auditors have opined on a portion of this information covering your three fiscal years ended April 30, 2010 in their report. Given that you do not have audit coverage for the period from your date of inception through April 30, 2007, included with your filing, you will need to include the reports of the prior auditors, and a related consent. If this is not feasible, you may request a waiver of the audit requirement for the cumulative data by contacting the Division of Corporation Finance’s Office of the Chief Accountant (CF-COA). Please see information with regard to contacting CF-OCA on our website:

http://www.sec.gov/divisions/corpfin/cfreportingguidance.shtml

Response:

After contacting the Division of Corporation Finance’s Office of the Chief Accountant, we did not receive a waiver of the audit requirement, and a related consent, for the cumulative data for the period from date of inception through April 30, 2007. We will amend our Form 10-K for the fiscal year ended April 30, 2010 to include the audit opinion of prior auditors on the cumulative amounts from inception through April 30, 2007, and a related consent, as well as a revised opinion of current auditors which references the opinion of prior auditors. We will also include the reports of the prior auditors, and a related consent, in our future filings.

Should you have any questions regarding this letter or require any further additional information, please do not hesitate to contact me at (403) 718-8938.

Sincerely,

/s/Annie Lamoureux
Annie Lamoureux
Vice President & Controller

cc:           Garth Wong
Leigh Peters
Oilsands Quest Inc.

Andrew J. Foley
Lindsey Finch
Paul, Weiss, Rifkind, Wharton & Garrison LLP